BYTENITE INC.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

ON UNAUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

Prepared by:

George Dimov, CPA

211E 43rd St

New York, NY 10017

(833) 829-1120

WWW.DIMOVTAX.COM

Contents

GEORGE DIMOV CPA
CERTIFIED PUBLIC ACCOUNTANT FIRM

211E 43rd St
NEW YORK, NY 10017
(833) 829-1120
WWW.DIMOVTAX.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders and Board of Directors
BYTENITE INC.
399 Fremont Street unit 1404, San Francisco, CA 94105

We have reviewed the accompanying financial statements of BYTENITE INC. (the "Corporation"), which comprise the balance sheet as of December 31, 2022, and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Corporation's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with cash basis of accounting as described in Note 1; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BYTENITE INC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with cash basis of accounting, as described in Note 1.

Sincerely,

George Dimov CPA

George Dimov, CPA
Licensed No.: 121798
New York, NY
June 6, 2023

BALANCE SHEET
as of December 31, 2022

US Dollars	Note	December 31, 2022
Assets		
Intangible Assets and IP		327,821
Property and Equipment		1,729
Non-current Assets		**329,550**
Cash and Cash Equivalents	2	53,079
Current Assets		**53,079**
Total Assets		**382,629**
Equity		
SAFE Notes		500,000
Common Shares		100
Net Loss		(120,055)
Total Equity		**380,045**
Liabilities		
Credit Cards		2,584
Current Liabilities		**2,584**
Total Liabilities		**2,584**
Total Equity and Liabilities		**382,629**

The notes on pages 8-10 form an integral part of the financial statements.
The Independent Accountant's Review Report is on page 3.

INCOME STATEMENT
for the year ended December 31, 2022

US Dollars	Note	year ended December 31, 2022
Revenue		160
Total Income		**160**
Expenses		
Research and Development Expenses		67,037
Rent Expenses		18,394
Dues and Subscriptions		11,193
Office Expenses		7,742
Meal Expenses		4,938
Travel Expenses		4,922
Marketing and Public Relations		2,406
Entertainment		1,247
Merchandise		797
Utilities		538
Consulting and Accounting		326
Advertising		320
Legal Expenses		108
Bank Service Charges		103
Insurance		74
Telephone and Internet		70
Total Expenses		**120,215**
Net Ordinary Loss		**(120,055)**
Net Loss		**(120,055)**

The notes on pages 8-10 form an integral part of the financial statements.
The Independent Accountant’s Review Report is on page 3.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2022

US Dollars	Note	year ended December 31, 2022
Cash Flows from Operating Activities		
Net Loss		(120,055)
Net Cash Provided by Operating Activities		**(120,055)**
Cash Flows from Financing Activities		
SAFE Notes		500,000
Other Cash Items from Financing Activities		2,684
Net Cash Provided by Financing Activities		**502,684**
Cash Flows from Investing Activities		
Proceeds from Sale of Property and Equipment		741
Payment for Property and Equipment		(2,470)
Payment for Intangible Assets and IP		(327,821)
Net Cash Provided by Investing Activities		**(329,550)**
Net Increase in Cash and Cash Equivalents		**53,079**
Cash at beginning of period		-
Cash at end of period	2	**53,079**

The notes on pages 8-10 form an integral part of the financial statements.
The Independent Accountant's Review Report is on page 3.

STATEMENT OF CHANGE IN EQUITY
for the year ended December 31, 2022

US Dollars	Common Shares	SAFE Notes	Retained Earnings	Total Equity
Balance on January 1	**-**	**-**	**-**	**-**
Issued shares	100			100
Issued notes		500,000		500,000
Net loss			(120,055)	(120,055)
Balance on December 31	**100**	**500,000**	**(120,055)**	**380,045**

The notes on pages 8-10 form an integral part of the financial statements.
The Independent Accountant's Review Report is on page 3.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(in US Dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

BYTENITE INC. (the "Corporation") was formed and existing under the laws of the State of Delaware, the United States of America, on February 9, 2022.

The Corporation is a software company that offers distributed cloud computing services for high-throughput applications like video encoding, 3D rendering and machine learning.

The Registered office of the Corporation is: 399 Fremont Street unit 1404, San Francisco, CA 94105.

The financial statements were authorized for issue by the management of the Corporation on June 6, 2023.

Basis of Presentation

The Corporation prepares its financial statements on a cash basis of accounting. This basis of accounting differs in certain respects from accounting principles generally accepted in the United States and is known as other comprehensive basis of accounting (OCBOA), which is a special purpose framework. All items of income and expenses are recorded on a cash basis.

Estimates

The preparation of financial statements in conformity with the cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Accordingly, actual results could differ from those estimates.

Going Concern

The Corporation's management has made an assessment of the Corporation's ability to continue as a going concern and is satisfied that the Corporation has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Corporation's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

Cash and Cash Equivalents

The Corporation considers cash in banks, other highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Property, Plant and Equipment

Property and equipment are presented at cost less accumulated depreciation. Expenditures for renewals and improvements are capitalized and depreciated, while repairs and maintenance are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations. Depreciation is calculated using the straight-line method and is based upon the estimated useful lives of the underlying assets.

Revenue

The Corporation's revenue comes from offering distributed cloud computing services for high-throughput applications like video encoding, 3D rendering, and machine learning.

The Corporation's revenue for the year ended December 31, 2022 has been recorded on the cash basis of accounting.

Expenses Recognition

The Corporation's expenses for the year ended December 31, 2022 has been recorded on the cash basis of accounting.

Concentrations

The Corporation places its cash and cash equivalents in one financial institution. At times, such amounts may exceed federally insured limits. The Corporation has not experienced any losses from such accounts and does not believe it is exposed to any significant credit risk on cash.

Related Parties

A party is considered to be related to the Corporation if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Corporation. Related parties also include principal owners of the Corporation, its management, members of the immediate families of principal owners of the Corporation and its management and other parties with which the Corporation may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Fair Value Measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Corporation.

Unobservable inputs are inputs that reflect the Corporation's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

> Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation of these

instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the Corporation, such as cash and cash equivalents, current liabilities, approximate fair value due to their relatively short maturities.

2. CASH AND CASH EQUIVALENTS

As of December 31, 2022 cash and cash equivalents consisted of the following:

	December 31, 2022
Silicon Valley Bank	53,079
Total cash and cash equivalents	**53,079**

3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the financial statements were available to be issued, which is June 6, 2023.

All subsequent events requiring recognition as of December 31, 2022, have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.